Exhibit 99.1

P.V. NANO CELL LTD.

8 Hamasger Street

Migdal Ha’Emek, Israel 2310102

Dear Shareholder:

You are cordially invited to attend the annual general meeting (the “Meeting”) of the shareholders of P.V. Nano Cell Ltd. (the “Company”), to be held on September 19, 2021, beginning at 4:00 PM, Israel time (9:00 AM EST), at the offices of the Company at 8 Hamasger Street, Midgal Ha’Emek, Israel 2310102, or at any adjournments thereof.

The Company’s formal notice of the Meeting sets forth in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on August 9, 2021, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s board of directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instruction on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours,

/s/ Ran Eisenberg
Ran Eisenberg
Chief Executive Officer

P.V. NANO CELL LTD.

8 Hamasger Street

Migdal Ha’Emek, Israel 2310102

Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of P.V. Nano Cell Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on September 19, 2021, at 4:00 PM Israel time (9:00 AM EST) at the offices of the Company at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, or at any adjournments thereof.

The agenda for the Meeting is to consider the approval of the following:

1.	Ratification of Ran Eisenberg’s appointment as Chief Executive Officer of the Company and approval of his compensation;

2.	Election of Ran Eisenberg to serve as a Class I director, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”);

3.	Ratification of Dr. Fernando de la Vega’s appointment as Chief Technology Officer of the Company;

4.	Approval of an up to $5,000,000 investment round at a price per share of $0.07 (the "Investment Round") and the participation of GTRIMG Investments Ltd ("GTRIMG") in such investment, as set forth in the Proxy Statement;

5.	Approval of repricing of the convertible loan agreements signed between the Company and GTRIMG on October 2018 (the "CLA") to $0.07 (subject to cancelation of the related warrants);

6.	Approval of the appointment of the independent auditors of the Company for the fiscal year 2020; and

7.	Approval and ratification of the insurance policy for the Company’s executive officers and directors.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the consolidated financial statements of the Company for the fiscal year ended December 31, 2019.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgement on those matters.

The Board recommends that shareholders vote in favor of each of the above proposals, which will be described in the proxy statement to be made available to the Company’s shareholders.

Only shareholders of record at the close of business day on August 9, 2021, shall be entitled to receive notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, shareholders who will not attend the Meeting in person are urged to vote with respect to proposals by means of a proxy card. Ordinary Shareholders must submit their proxies to the Company’s offices no later than 11:59 PM the day prior to the Meeting (i.e., 11:59PM (Israel Time) on September 18, 2021). Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) under cover of Form 6-K and will be available on the Commission’s website at www.sec.gov. The Proxy statement will also be available on the Company’s website www.pvnanocell.com.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, Attention: Mr. Evyatar Cohen, chief financial officer, facsimile number +972-4-654-6880, e-mail address: evyatar@profinance.co.il. Any Position Statement received will be furnished to the Commission on Form 6-K and will be made available to the public on the Commission’s website at www.sec.gov. Position Statements should be submitted to the Company no later than September 9, 2021.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices at 8 Hamasger Street, Migdal Ha’emek , Israel 2310102, Attention: Evyatar Cohen, chief financial officer, facsimile number +972-4-654-6880, e-mail address: evyatar@profinance.co.il no later than August 22, 2021. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than August 29, 2021 which will be furnished to the Commission on Form 6-K and will be made available to the public on the Commission’s website at www.sec.gov.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Evyatar Cohen (Tel: +972-54-495-5038).

By Order of the Board of Directors

/s/ Ran Eisenberg
Ran Eisenberg
Chief Executive Officer

Migdal Ha’Emek, Israel

August 11, 2021

P.V. NANO CELL LTD.

8 Hamasger Street

Migdal Ha’Emek

Israel 2310102

________________________

PROXY STATEMNT

________________________

General Information

This proxy statement (the “Proxy Statement”) is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of P.V. Nano Cell Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on September 19, 2021, at 4:00 PM Israel time (9:00 AM EST) at the offices of the Company at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, or at any adjournments thereof.

Agenda

The agenda for the Meeting is to consider the approval of the following:

1.	Ratification of Ran Eisenberg’s appointment as Chief Executive Officer of the Company and approval of his compensation;

2.	Election of Ran Eisenberg to serve as a Class I director, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”);

3.	Ratification of Dr. Fernando de la Vega’s appointment as Chief Technology Officer of the Company;

4.	Approval of an up to $5,000,000 investment round at a price per share of $0.07 (the "Investment Round"), as set forth in the Proxy Statement and the participation of GTRIMG Investments Ltd. ("GTRIMG") in such investment as set forth in the Proxy Statement;

5.	Approval of re-pricing of the convertible loan agreement signed between the Company and GTRIMG on October 2018 (the "CLA") to $0.07 (subject to cancelation of the related warrants);

6.	Approval of the appointment of the independent auditors of the Company for the fiscal year 2020.

7.	Approval and ratification of the insurance policy for the Company’s executive officers and directors.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the consolidated financial statements of the Company for the fiscal year ended December 31, 2019.

Record Date; Shareholders Entitled to Vote

Only holders of Ordinary Shares at the close of business on August 9, 2021 (the “Record Date”), shall be entitled to receive notice of and to vote at the Meeting. At the close of business on August 9, 2021, the Company had 27,484,781 outstanding Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the Meeting.

Proxies

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, holders of Ordinary Shares who will not attend the Meeting in person are urged to vote with respect to proposals by means of a proxy card. Holders of Ordinary Shares must submit their proxies to the Company’s offices no later than 11:59 pm the day prior to the Meeting (i.e., 11:59 PM (Israel time) on September 18, 2021). Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

The Proxy Statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter was furnished to the Commission under cover of Form 6-K and is available on the Commission’s website at www.sec.gov. The Proxy Statement will also be available on the Company’s website www.pvnanocell.com.

All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies.

Holders of Ordinary Shares may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company, in the case of holders of Ordinary Shares, a written notice of revocation or duly executed proxy bearing a later date.

Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting. The Company expects to begin mailing this Proxy Statement and the accompanying proxies to Ordinary Shares holders on or about August 11, 2021. In addition to solicitation of proxies to Ordinary Shares holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefore, may solicit proxies by telephone or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two (2) or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least ten percent (10%) of the voting rights in the Company. If a quorum is not present within thirty minutes of the time designated for the Meeting, the Meeting will be adjourned to Sunday, September 26, 2021, at the same time and place. At the adjourned Meeting, if a quorum is not present within thirty minutes, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

Required Vote and Voting Procedures

For the purpose of the vote under this Proxy, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. With respect to Proposals 1, 4, and 5 a Controlling Shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

A “Personal Interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company.

Other than Proposals 4 and 5, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

Proposals 1, 4, and 5 shall require the fulfillment of one of the following additional voting requirements:

(i)	the majority of the shares that are voted at the Meeting in favor of the respective Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the respective Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

The other Proposals shall require the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Position Statements

Holders of Ordinary Shares wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, at 8 Hamasger St., Migdal Ha’Emek 2310102, Israel, Attention: Evyatar Cohen, chief financial officer, facsimile number +972-4-654-6880, e-mail address: evyatar@profinance.co.il. Any Position Statement received will be furnished to the Commission on Form 6-K and will be made available to the public on the Commission’s website at www.sec.gov. Position Statements should be submitted to the Company no later than September 8, 2021. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

Meeting Agenda

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices at 8 Hamasger Street, Migdal Ha’emek , Israel 2310102, Attention: Evyatar Cohen, chief financial officer, facsimile number +972-4-654-6880, e-mail address: evyatar@profinance.co.il no later than August 22, 2021. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than August 29, 2021 which will be furnished to the Commission on Form 6-K and will be made available to the public on the Commission’s website at www.sec.gov.

The wording of the resolution to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Evyatar Cohen (Tel: +972-54-495-5038).

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2020. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives”. For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, share-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our consolidated financial statements for the year ended December 31, 2020, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year, subject to any audit adjustments following completion of our audited consolidated financial statements. Each of the Covered Executives was covered by our director and officer liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Individual Covered Executive Compensation Name and Principal Position	Salary(4)	Share-based Compensation(5)	Total
	US $
Fernando de la Vega, Chief Executive Officer (1)	$239,237	$106,838	$346,075
Evyatar Cohen, Chief Financial Officer	157,127	46,597	203,724
Hanan Markovich, Chief Business Development Officer	173,234	20,999	194,233
Dov Farkash, Active Chairman (2)	97,768	16,023	113,791
Orly Solomon and Ido Lapidot, External Director (3)	$19,757	$36,827	$56,584

(1) Mr. de la Vega was replaced by Mr. Eisenberg as the Company’s Chief Executive Officer commencing June 2021.

(2) Mr. Farkash joined the Company in April 2020.

(3) Both Orly Solomon and Ido Lapidot were entitled to the same fee for the year ended December 31, 2020. The compensation presented in the chart above relates to each one of them and not an aggregated amount.

(4) Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(5) Represents the share-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2020, based on the option’s fair value, calculated in accordance with accounting guidance for share-based compensation, subject to audit adjustments.

PROPOSAL 1

RATIFICATION OF RAN EISENBERG’S APPOINTMENT AS CHIEF EXECUTIVE OFFICER OF THE COMPANY AND APPROVAL OF HIS COMPENSATION

On June 20, 2021, Ran Eisenberg was engaged as the Company’s Chief Executive Officer, effective immediately. Dr. Fernando de la Vega, founder of the Company who had previously served as the Company’s Chief Executive Officer, was appointed by the Company’s board of directors as the Company’s Chief Technology Officer. At the Meeting, the shareholders will be asked to approve the election of Ran Eisenberg as Chief Executive Officer of the Company for an initial term of 6 months with an automatic renewal of 12 months.

Under the Companies Law, such ratification and approval by shareholders is valid for a period not to exceed three years from the date of the shareholders’ meeting in which such appointment was ratified and approved.

Mr. Eisenberg’s compensation is NIS 40,000, plus VAT per month (approximately USD $12,400 plus VAT) for the first four months, following which the salary shall be of NIS 60,000, plus VAT per month (approximately USD 18,600 plus VAT) (hereinafter the “Compensation”). In addition to such Compensation, Mr. Eisenberg shall be entitled to reimbursement for certain service related out of pocket expenditures incurred in connection with his performance and in accordance with the Company’s expense return policy (the “Expenses”). Furthermore, following the occurrence of the following events, the Compensation shall be increased as provided below:

(a)	In the event of a capital raise of $200,000, Compensation shall be increased by NIS 10,000 per month (approximately USD 31,00);

(b)	As soon as an additional $500,000 are raised, the Compensation shall be increased retroactively by NIS 10,000 per month (approx. USD 3,000).

In addition to the Compensation, Mr. Eisenberg shall be entitled to lease an automobile and receive a monthly reimbursement for such lease. He is also be entitled to receive stock options for 2,003,436 Ordinary Shares which shall vest as follows: (i) 55,651 Options to vest on September 1, 2021 and (ii) 55,651 Options to vest over 36 months, on each first calendar day of such calendar month.

Our Board, following the recommendation of our audit committee, has unanimously determined that it is in our best interest and that of our shareholders to ratify Mr. Eisenberg’s appointment as chief executive officer. Accordingly, the Board resolved to approve, and recommend that the shareholders approve, that Mr. Eisenberg serve as Chief Executive Officer.

Pursuant to the Companies Law, approval of compensation with an office holder of the Company is subject to the approval of the compensation committee, the board of directors and the general meeting of the shareholders, in that order. Such approval shall be required to meet the special majority requirements as described in the "Required Vote and Voting Procedures" Section hereinabove.

Our compensation committee has determined that the terms of the CEO compensation are consistent with our Compensation Policy which was adopted by our shareholders in 2019.

Our Compensation Committee and Board of Directors have approved the terms of the CEO Compensation and determined that they are in the best interests of the Company.

 At the Meeting, shareholders will be asked to approve and ratify Mr. Eisenberg’s appointment as chief executive officer of the Company.

“RESOLVED, to authorize and ratify Mr. Eisenberg’s appointment to serve as the Chief Executive Officer of P.V. Nano Cell Ltd., and to approve the terms of his compensation as provided in the Proxy Statement. .”

The Board recommends shareholders vote “FOR” Proposal 1

PROPOSAL 2

ELECTION TO THE BOARD OF DIRECTORS OF RAN EISENBERG AS A CLASS I DIRECTOR OF THE COMPANY

At the Meeting, the shareholders will be asked to approve the election of Ran Eisenberg as a class I director of the Company, to hold office until the annual meeting in 2023 or until its successors are elected and qualified. As previously noted, on June 20, 2021, Ran Eisenberg was engaged as the Company’s Chief Executive Officer, effective immediately, replacing Dr. Fernando de la Vega, founder of the Company who had previously served as the Company’s Chief Executive Officer, and who was appointed by the Company’s board of directors as the Company’s Chief Technology Officer.

Our Articles provide that the number of directors serving on the Board may be determined from time to time by the Board of Directors provided however that the overall number of directors at a given time be not less than three (3) and not more than seven (7) (including the external directors appointed as required under the Companies Law). Our Board, other than the external directors, is divided into three staggered classes of directors as nearly equal in number as possible. One class is elected each year at the annual meeting of shareholders for a term of three years. and qualification of their successors in office.

Our Board has nominated Ran Eisenberg to serve as the Class I director until 2023 annual meeting or until its successors are elected and qualified. The nominee named in this proxy statement has consented to serve if elected. We have no reason to believe that any of the nominees named in this proxy statement will be unwilling or unable to serve if elected as a director.

The following are details regarding Mr. Ran Eisenberg:

Since 2018, Mr. Eisenberg has served as active Chairman of Hip-Hope Technologies, a medical device company has developed an inflatable medical class device, designed to prevent hip fractures, by detecting imminent falls and inflating protective air bags. From 2015 to 2018, Mr. Eisenberg served as the chief executive officer of NovaTrans, a company developing technologies based on Terahertz (THz) electronics. In 2013, Mr. Eisenberg co-founded Iskadu Ltd., which owns Innwaze.com, an Internet application enabling real-time booking with B&Bs. Since 2007, Mr. Eisenberg has provided financing and consulting services to a number of business in Israel. Previously, from 2009 to 2010, he also served as CEO and Chairman of the Board of EVS Ltd. (formerly Elbit Vision Systems Ltd.), a company whose shares were then traded on OTC Markets, that manufactures and markets non-destructive testing equipment, where he led a recovery that resulted in a management buyout. From 2004 to 2007, Mr. Eisenberg served as chief executive officer of Wavion Ltd., a publicly traded company that developed and marketed WiFi systems for metropolitan areas. From 2001 to 2004, Mr. Eisenberg served as CEO of Microsense Ltd. and prior thereto, from 1994 to 2004, Mr. Eisenberg served as CEO of Optibase Ltd., which he led during its initial public offering on Nasdaq. Mr. Eisenberg holds a B.Sc. in aeronautical engineering from the Technion and an M.B.A from the University of California (UCLA)

At the Meeting, it is proposed that the following resolutions be adopted:

“RESOLVED, to approve the election of Mr. Ran Eisenberg as a class I director, to hold office until his term expires in accordance with its terms.”

The Board recommends shareholders vote “FOR” Proposal 2

PROPOSAL 3

RATIFICATION OF DR. FERNANDO DE LA VEGA’S APPOINTMENT AS CHIEF TECHNOLOGY OFFICER OF THE COMPANY

Our Board, following the recommendation of our audit committee, has unanimously determined that it is in our best interest and that of our shareholders to have Dr. Fernando de la Vega serve as the Chief Technology Officer of the Company. Toward that end, on June 20, 2021 upon Mr. Ran Eisenberg’s appointment as Chief Executive Officer of the Company, Dr. Fernando de la Vega was appointed as Chief Technology Officer. Accordingly, the Board resolved to approve, and recommend that the shareholders approve, that Dr. Fernando de la Vega serves in such capacity. There is no change in the compensation terms of Dr. Fernando de la Vega.

Our Board believes that at this stage of the Company’s development, implementing its business and marketing plan and growing its business profitably are most efficiently dealt with by one person who is familiar with both the operational aspects as well as the strategic aspects of the Company’s business. As the founder and past chief executive officer who has led the Company from its inception, Dr. Fernando de la Vega is uniquely positioned to assume this responsibility.

At the Meeting, shareholders will be asked to approve, ratify and authorize Dr. Fernando de la Vega to serve as chief technology officer of the Company.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to ratify and approve Dr. Fernando de la Vega appointment to serve as the Chief Technology Officer of P.V. Nano Cell Ltd..”

The Board recommends shareholders vote “FOR” Proposal 3

PROPOSAL 4

APPROVAL OF AN UP TO $5,000,000 INVESTMENT ROUND AT A PRICE PER SHARE OF $0.07 AND GTRIMG’S PARTICIPATION IN SUCH INVESTMENT

 On July 3, 2021, the Company entered into an MOU with GTRIMG (hereinafter the “2021 MOU”), under which GTRIMG advanced a loan in the amount of $130,000 with an annual interest of 4%, intended to serve as a bridge loan to be repaid from the first funds to be received by the Company from any new investment in the Company, and in any event not later than by December 31, 2021 (the “Bridge Loan”).

In addition, the 2021 MOU provides that the Company shall immediately turn to raise funds in an amount of up to $5,000,000, at a price per share of USD 0.07 (the "PPS"). Since the Company currently needs working capital in order to maintain its operations, it has been recommended by the Board that the Company allow the Investment Round of up to $5,000,000 (five million) at the PPS ("Investment Round"), which will be concluded at the earlier of:

(i)	180 (one hundred and eighty) days from the approval of the shareholders meeting; or -

(ii)	The funding of $5,000,000 at the PPS.

The Company's shareholders and the other holders of outstanding convertible loans, including GTRIMG, shall have pre-emption right regarding the participation in the Investment Round, which will grant them the priority to participate in the Investment Round.

Furthermore, subject to all required approvals being obtained by the required organs of the Company and an appropriate Share Purchase Agreement being executed, GTRIMG is obliged to invest a minimum of $330,000 in the Investment Round according to the terms specified in the 2021 MOU, provided that the Company has secured written commitments of at least $1,000,000 for the Investment Round.

Pursuant to the 2021 MOU, the Company's shareholders’ are required to approve the issuance of the shares to be allocated to the investors taking part in the Investment Round, including GTRIMG, subject to the conversion of all outstanding convertible loan agreements and the forfeiture of all the warrants issued in connection with such convertible loan agreements, as further described below in Proposal No. 5.

Each of our audit committee and our Board approved the above referenced transactions and concluded that they are in the best interests of the Company and its shareholders, and are most required in order to fund our operations. We are seeking shareholder approval of the transactions outlined in the 2021 MOU including the ratification of the Bridge Loan and the investment by GTRIMG in the Investment Round according to the terms and conditions specified herein.

Pursuant to the Companies Law, approval of a transaction with a Controlling Shareholder is subject to the approval of the audit committee, the Board and the general meeting of the shareholders, in that order.

Such approval shall be required to meet the special majority requirements as described in the "Required Vote and Voting Procedures" Section hereinabove.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to ratify the Bridge Loan, approve the Investment Round and the participation of GTRIMG and other Company’s shareholders in the Investment Round, including without limitation, the pre-emption right granting the priority to GTRIMG and other shareholders and lenders to participate in the Investment Round, as specified in the Proxy Statement dated August 11, 2021”

The Board recommends shareholders vote “FOR” Proposal 4

PROPOSAL 5

APPROVAL OF RE-PRICING OF THE CONVERSION TERMS OF THE OUTSTANDING CONVERTIBLE LOAN AGREEMENT TO $0.07 (SUBJECT TO CANCELATION OF THE WARRANTS AND PARTICIPATION IN THE INVESTMENT ROUND)

In accordance with the 2021 MOU entered into with GTRIMG as detailed in proposal 4, it is proposed that the conversion price for all outstanding loans under the CLA with GTRIMG are to be re-priced at $0.07 (the "Repricing"). Such Repricing shall be in accordance to the following terms:

a.	The Conversion of the GTRIMG CLA entails, irrevocably, the forfeiture of the respective GTRIMG warrants issued and attached to such CLA (the “Warrants”);

b.	The Company shall offer other lenders of outstanding convertible loans, to convert the loans at the PPS subject to termination of their Warrants. Such offer with respect to the other lenders, to convert under the PPS shall be in effect for 96 hours following the approval at this shareholders’ meeting and proper notice having been provided to such lenders , and will resume to the original price per share after such 96 hours if not exercised.

Each of our audit committee and our Board of directors approved the Repricing of the convertible loan agreements subject to the above conditions and concluded that they are in the best interests of the Company and its shareholders in order to fund our operations. We are seeking shareholders' approval of the Repricing.

Following the Repricing and prior to giving effect to the Investment Round, GTRIMG will hold approximately 34.19% % of the issued and outstanding share capital of the Company and as a result would own or would be deemed to beneficially own more than 25.0% of the aggregate voting power of the company and no other person owns at least 25.0% of the aggregate voting power of the company. If GTRIMG invests in the Investment Round, its holdings may exceed 45.0% of the aggregate voting power of the company and currently no other person owns at least 45.0% of the aggregate voting power of the company.

Pursuant to the Companies Law, approval of a transaction with a Controlling Shareholder is subject to the approval of the audit committee, the Board and the general meeting of the shareholders, in that order. Such approval shall be required to meet the special majority requirements as described in the "Required Vote and Voting Procedures" Section hereinabove.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the Repricing including the Repricing of the CLA with GTRIMG the forfeiture of the Warrants and, subject to the such Repricing and conversion of GTRIMG CLA , the issuance of Ordinary Shares to GTRIMG be approved in accordance with, and subject to, Section 328(b) of the Companies Law, all as detailed in the Proxy Statement dated August 11, 2021 so that GTRIMG will be considered as the controlling shareholder of the Company”

The Board recommends shareholders vote “FOR” Proposal 5

PROPOSAL 6

APPROVAL OF THE APPOINTMENT OF AUDITORS

Under the Companies Law and our articles of association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. In addition, under our articles of association, the Board is authorized to determine the independent auditor’s remuneration.

The following table provides information regarding fees paid by the Company to Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, for all services, including audit services, for the years ended December 31, 2019 and 2020:

	2020		2019
Audit fees	$		$140,000
Audit-related fees			8,500
Tax fees		15,000	15,000
All other fees			12,000
Total		$15,000	$175,500

Audit Fees.  Consist of aggregate fees billed for the audit of our annual consolidated financial statements. This category also includes services that the independent accountant generally provides, such as consents, assistance with, and review of documents filed with the SEC. Audit Fees for 2020 do not include the fees for the audit of the 2020 audited consolidated financial statements, as the engagement for such audit has not yet commenced.

Audit-Related Fees.  Consist of aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

Tax Fees.  Consist of aggregate fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

 All Other Fees. Consist of aggregate fees billed for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

 The Board and the Audit Committee pre-approved all services performed.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global as the Company’s independent auditors for the year ended December 31, 2020, and to serve until the next annual general meeting of shareholders.”

The Board recommends shareholders vote “FOR” Proposal 6

PROPOSAL 7

APPROVAL AND RATIFICATION OF THE INSURANCE POLICY FOR THE COMPANY’S EXECUTIVE OFFICERS AND DIRECTORS.

Our articles of association permit us to exculpate, indemnify and insure our directors and officeholders to the fullest extent permitted by the Companies Law.

We have entered into agreements with each of our current directors and officers exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance, and we will, enter into new agreements for the same. Under the Companies Law, this indemnification is limited, with respect to any monetary liability imposed in favor of a third party, to events determined as foreseeable by the Board based on our activities. The maximum aggregate amount of indemnification that we may pay to our directors and officers based on the indemnification agreements proposed is equal to $5,000,000. Such indemnification amounts are in addition to any insurance amounts.

In May 2020 we purchased a new liability insurance with a total coverage of up to US$5,000,000, and annual premium of US$55,000, or the D&O Insurance policy. The limit coverage remains the same as our previous insurance, however the annual premium has been increased to US$90,000. In addition, the terms of the current insurance policy are more favorable to us as certain exceptions were reduced while the events covered under the insurance policy were increased.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the purchase of the liability insurance policy for directors and officers, as detailed in the Proxy Statement dated August 11, 2021.”

The Board recommends shareholders vote “FOR” Proposal 7